1460 EL CAMINO REAL | MENLO PARK | CA | 940254110

WWW.SHEARMAN.COM | T +1.650.838.3600 | F +1.650.838.3699

September 19, 2016

VIA EDGAR AND OVERNIGHT COURIER

Erin E. Martin

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 205497561

Re:	China Rapid Finance Limited

Amendment No. 6 to

Draft Registration Statement on Form F-1

Submitted August 2, 2016

CIK No. 0001346610

Dear Ms. Martin:

This letter is being submitted by China Rapid Finance Limited (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in the letter dated August 29, 2016 regarding the Company’s draft registration statement on Form F-1 confidentially submitted to the SEC on August 2, 2016 (the “Registration Statement”).

The numbered paragraphs below correspond to certain numbered comments in the Staff’s letter dated August 29, 2016. The Staff’s comments are presented in bold. For the convenience of the Staff, we are also sending, by overnight courier, three copies of this letter in paper format.

Summary of Historical Financial Information of our Company, page 13

1.	We note your response dated June 30, 2016 to comment 4. However, your disclosure of gross billings and customer acquisition incentive at the bottom of your Consolidated Statements of Comprehensive Income (Loss) on page F-4 still does not comply with the ASC 604-45-50-1. Please revise your financial statements and anywhere else in the filing where the Consolidated Statement of Comprehensive Income (Loss) is disclosed, to present the gross transaction volume of revenues reported net parenthetically when presented on the face of the financial statements. Otherwise please include this information in the notes to the financial statements.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on pages F-4, F-15 and all other places in the filing where the Consolidated Statement of Comprehensive Income (Loss) is disclosed.

Business, page 108

2.	Please revise your business discussion to clarify the difference in the technologies and business processes utilized for both lifestyle and consumption loans, similar to your response to comment 7.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 120.

Notes to Consolidated Financial Statements

2. Summary of significant accounting policies

(n) Safeguard Program, page F-12

3.	We note in your response to comment 12 in your letter dated March 7, 2016 that for lifestyle loans you do not combine the borrower and investor contracts into a single arrangement under ASC 605. However, it appears that you believe that the Safeguard Program benefits both the investor and the borrower. We also note that you first allocate the consideration to the Safeguard Program in accordance with paragraph 605-25-15-3A before accounting for the two separate arrangements. If the arrangements with the borrower and the investor were accounted for as a single arrangement under Subtopic 605-25, please tell us how the amount of consideration allocated, on the basis of their relative selling prices, to each unit of accounting (i.e., loan matching to the borrower, loan matching to the investor and loan repayment services) would differ from your current allocation.

RESPONSE:

In response to the Staff’s comment above, the Company respectfully submits the following three perspectives:

1. Agreements with the borrowers and investors should not be combined.

The Company respectfully advises the Staff that since the Lifestyle Loan Investor Service Agreements (the “Investor Agreements”) and the Lifestyle Loan Borrower Service Agreements (the “Borrower Agreements”) are entered into with different and unrelated counterparties, are entered into at different points in time, set out separate services, rights and obligations, and have separate commercial terms, the Company does not believe that the agreements should be combined and accounted for as a single arrangement for revenue recognition purposes. The Company has two customers in each loan arrangement—the investor and the borrower—as each of the investor and the borrower have entered into separate agreements that clearly specify the Company’s service obligations to each of such parties and the related fees to be paid by each such party. There is economic substance to each of the arrangements.

The summarized terms of the Investor Agreements and Borrower Agreements are included in Appendix A and B to the response letter dated March 7, 2016. The agreements are negotiated separately, at different points in time and not as a single package as highlighted further below:

Investor Agreements – The Investor Agreement is negotiated with each investor in one of our investor acquisition centers in advance of any individual Borrower Agreement. The Company enters into an Investor Agreement with an investor if such investor is interested in lending money to potential borrowers on the Company’s platform. Under the Investor Agreement, the investor engages the Company to act as a service provider to: i) recommend borrowers; ii) transfer funds to the borrower’s account at loan inception; and iii) recover the principal and interest that the investor is entitled to and transfer such funds to the investor. The terms of the Investor Agreement and the fee percentage that the Company receives for its investor matching service and loan repayment services thereunder are fixed upfront and are negotiated based on the amount of capital the investor is willing to lend using the Company’s platform, the need to attract investors and the competitive environment for attracting quality investors. The investor can determine how long they want to make the funds available for lending. The fee percentage for investor matching and loan repayment services applies across all the loans that an investor is successfully matched with using the Company’s platform. An investor can be matched with numerous individual borrowers, each of which enters into an individual Borrower Agreement setting out separate terms and fees that apply to the relationship between the Company and such borrower. Further, the investor may choose to participate in the Safeguard Program. The Safeguard Program election applies to all the loans that are matched for that investor. To date, except for one corporate investor entered in June 2016, all investors on the Company’s platform have opted into the Safeguard Program. The accounting for the Safeguard Program is addressed below.

The Investor Agreement is a standalone agreement that sets out the rights and obligations of the investor and the Company. The terms under the Investor Agreement are applicable to all the loans to be matched for that investor and are not affected by the Borrower Agreement, which is entered into between the Company and each borrower at a later time. The borrowers are not a party to the Investor Agreement and are not aware of the terms of the Investor Agreement.

Borrower Agreements – The Borrower Agreement is a loan agreement that establishes the debtor-creditor relationship between the investor and the borrower. The Borrower Agreement also sets forth the matching services provided by the Company to the borrower and the fee for such services. The Borrower Agreement terms and fees are negotiated with each individual borrower at the time a loan request is made, credit review is performed and loan documentation is prepared for potential matching. The fee that the Company earns for borrower loan matching reflects the value provided to an individual borrower. In determining the matching fee to charge a borrower, the Company considers what an individual borrower would be willing to pay to obtain the loan, taking into account the loan amount and maturity date, the credit quality of the borrower and the competitive environment. Although the investor is aware of the amount of the borrower matching fee, the borrower matching fee does not impact an investor’s return from the loan or its economic decision to lend as such fee is a cost of the borrower. Accordingly, the fees charged by the Company for its lender matching and loan repayment services and for the borrower matching services are based on separate economic factors and decisions.

The Company has considered the guidance in ASC 605-25-25-3, which requires “separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and shall, therefore, be evaluated as a single arrangement…” The Investor Agreement and Borrower Agreement are two standalone agreements with different purposes and different unrelated parties. The nature of the agreements are different and each party’s rights and obligations under each agreement are clearly stated. The agreements are not being entered into at same time and are not with the same (or related) parties. Also, see further discussion on the separate terms and economic value of the Safeguard Program to the two parties in subsection 2 of this response. Accordingly, the Company believes that the Borrower Agreements and Investor Agreements should not be combined and accounted for as a single arrangement for revenue recognition purposes. If the arrangements were to be accounted for as a single arrangement, they might reflect different economic facts and circumstances.

2.	Safeguard Program.

As noted above, investors can opt into the Safeguard Program, which provides a limited guarantee in the event of borrower default. The Company believes that the Safeguard Program benefits both the investor and the borrower. From the investor’s perspective, the Safeguard Program provides financial protection if a borrower fails to make scheduled payments. From the borrower’s perspective, the Safeguard Program is a form of credit enhancement. Without the availability of the Safeguard Program or similar guarantee facility, it is possible that the borrower would not be able to successfully enter into the loan with the investor. This is similar to banks and financing companies requesting that a loan applicant obtain a third-party guarantee prior to their loan approval.

To date, substantially all investors have opted to participate in the Safeguard Program. The Company respectfully submits that it entered into an Investor Agreement with one institutional investor that did not opt to participate in the Safeguard Program in June 2016. The amount of the corporate arrangement accounts for less than 1% of the total loan volume of lifestyle loans facilitated on the Company’s marketplace during the first six months of 2016. See discussion in subsection 3 below regarding how the amounts each party contributes to the Safeguard Program are computed and situations where an investor chooses not to participate in the Safeguard Program.

The Company considered the above economics and also referred to the guidance in ASC 460-10-15-6, which states: “For guarantees of debt, it does not matter whether the guaranteed party is the creditor or the debtor, that is, whether the guarantor is required to pay the creditor or the debtor (who would then have the funds to pay its debt to the creditor). The underlying (that is, the debtor’s failure to make scheduled payments or the occurrence of other events of default) could be related to either the creditor’s receivable or the debtor’s liability”, and concluded that both the investor and the borrower benefit from the Safeguard Program.

3.	Two distinct and identifiable streams of cash flows should be assessed differently under different accounting frameworks.

Under the terms of the Borrower Agreement and the Investor Agreements, there are two streams of identifiable and distinct cash flows that are commercially and legally separated with different economic substance:

1.	Cash flows to fund the Safeguard Program – The Company determines the total contributions each party must make to the Safeguard Program based on its best estimation of the probability and amount of loss for the loan at loan inception as explained in response to comment #15 of the response letter dated March 7, 2016. This element of the cash flows received from each party is therefore uniquely calculated for each loan to reflect the expected loss on the guarantee. Participation in the Safeguard Program is optional for the investor. If an investor did not opt into the Safeguard Program, the borrowers matched to that investor would not be required to make any contributions to the Safeguard Program, but would instead be required to pay the same amount directly to the investor, resulting in a higher rate of return for the lender to compensate for the risk of loss it retains. The investor would also not be required to make any contributions into the Safeguard Program. Although the Safeguard Program assets (being the restricted cash and Safeguard Program receivable) are recorded on the Company’s balance sheet, such funds are separately identifiable and maintained and restricted to the Safeguard Program. The payout to investors in the event of borrower defaults will only come from the Safeguard Program, not from the Company’s own funds.

Safeguard Program receivables are recognized at loan inception under ASC 460 - In determining the recognition of the Safeguard Program at loan inception, the Company referred to ASC 460. The contributions received and to be received for the Safeguard Program are fixed and determined at loan inception. The Safeguard Program contributions from the borrower are made at loan inception. Although the Safeguard Program contribution from the investor is not due at loan inception (and will be paid over the life of the loan), the amount is still determined at loan inception based on the estimated guarantee liability. The contractual cash flows are directly and contractually attributable to the Safeguard Program, and are the only amounts paid into the Safeguard Program pool. Thus, the Company determines that the subsequent contribution receivable from the investor forms part of the guarantee contract’s fair value and shall be recognized as a financial asset at the same time the liability is recorded. Although the investor’s contributions to be received are contingent on loan repayment, either from the borrower, or from the Safeguard Program if the borrower defaults, such contingency is reflected in the measurement of the financial asset. As stated in the response letter dated August 2, 2016 comment #9, when determining whether the liability and receivable balances of a guarantee should be presented on a gross basis, there is no specific guidance and therefore the Company referred to ASC460-10-30-2 and the implementation guidance in ASC 460-10-55-23, which discuss what the offsetting-entries would be, and noted such guidance makes reference to ‘premiums received or receivable’. Given that the Safeguard Program receivable and payable are not settled on a net basis, and the amounts receivable and payable are unlikely to be collected from and made to the same counterparties, the Company believes gross presentation is appropriate.

2.	Cash flows relating to the Company’s revenue and not part of the Safeguard Program – As mentioned in subsection 1 above, the fees the Company earns are determined independently for each borrower and investor and are based on the Company’s best estimate of how much each party is willing to pay for the services rendered to each party. These amounts are retained directly by the Company.

Receivables contingent on future service are not recognized at loan inception under ASC 605 – As described in subsection 1 of this response, the cash flows from the borrowers and the investors are separately accounted for as revenue based on the guidance in ASC 605-25 as two separate arrangements. For borrowers, the remaining consideration after the allocation to the Safeguard Program liability is recognized as revenue for the loan matching service at loan inception. For investors, the remaining consideration to be received, after the allocation to the Safeguard Program, covers the loan matching and loan repayment services. The allocation from the fees to the Safeguard Program represent the margin for management of the Safeguard Program as explained in the Company’s response to comment 20 in the response letter dated March 7, 2016. Even though the Company has performed the loan matching service at loan inception, the loan matching revenue that can be recognized is limited to the non-contingent amounts due from the investor, which is zero at loan inception as all the service fees payable to the Company are contingent on future performance. Under ASC 605, revenue is not recognized until the services are performed and the payment is no longer contingent on any future events. Accordingly, as revenue is not recognized, the related receivable for the service fees which may be received in the future is also not recognized under ASC 605 and related guidance.

The Company believes that these two identifiable streams of cash flows, while both contractual arrangements under the Borrower Agreements and Investor Agreements are subject to different accounting frameworks.

(o) Revenue Recognition, page F-13

4.	We note your prior responses to our comments on the accounting for your incentive payments to investors for your consumption loans. We do not believe your facts and circumstances provide a sufficient basis to record these payments as an asset. Prior to restating your financial statements, please tell us if you intend to classify the incentive payments as a reduction of revenue or if you intend to include a portion of the incentive payments in another line item and, if so, tell us your basis for such line item. In addition, please provide us with the disclosure you intend to include in MD&A and the financial statement footnotes regarding this matter.

RESPONSE: The Company respectfully advises the Staff that the customer acquisition incentive payments are paid to its investors, which are considered its customers for consumption loans. Therefore the customer acquisition incentive payments are presumed to be characterized as a reduction of revenue under the guidance of ASC 605-50-45-2. However, for the periods ended March 31, 2015 and June 30, 2015, this reduction would result in ‘negative revenue’ for each of the Company’s customers as the incentive payments payable to each investor for those periods exceeded the cumulative revenue generated by such investor since inception of the overall relationship between the Company and such investor.

The amount of cumulative shortfall in each period may be re-characterized and recognized as an expense under ASC 605-50-45-7 and -9 unless it meets certain conditions. Those conditions include that there is a supply arrangement in place with the customer and either (a) the arrangement requires the customer to order a minimum amount of goods or services from the Company or (b) the arrangement gives the Company the right to provide a certain type or class of goods or services for a specified period of time and it is probable that future revenue from that investor will exceed the incentive payments under the arrangement. If these conditions are met, ASC 605-50-45-9 indicates that re-characterization of the excess payments (often made at inception of a customer relationship) as an expense is not appropriate, although the guidance does not specify what the appropriate accounting treatment should be in such situations. As described in the December 28, 2015 response to the Staff’s comment #27, the Company previously determined that it would be most appropriate to recognize the cumulative shortfalls as an asset and recognize them as a reduction of future revenue generated from each particular investor based upon the contractual agreements in place with each investor and projections of future revenue from those agreements, as well as considerations of the definition of an asset under Statement of Financial Accounting Concepts No. 6, paragraph 25.

In light of the Staff’s views, the Company has reassessed its consideration and determined that even though the investors commit a specified amount of money to the consumption loan program for a specified period of time, during which time the Company has the right provide its services to the investors and generate fees, the cumulative shortfall in each of the periods noted above should not be capitalized as an asset but instead may be re-characterized as an expense in accordance with ASC 605-50-45-9 given the inherent uncertainties with the consumption loan program as follows:

(1)	The Company had only commenced its consumption loan business in the fourth quarter of 2014;

(2)	The consumption loan arrangements do not contractually oblige the investors to pay a minimum amount of fees to the Company;

(3)	Whether there will be sufficient repeat consumption loan borrowers is uncertain and not under the Company’s control;

(4)	Generating revenue from the investors is not a function of investors’ purchasing decisions, but rather the actions of numerous third parties (borrowers), which are harder to predict;

(5)	Customer acquisition incentive payments are not only made at inception of the contractual arrangement with an investor, but also on an ongoing basis as new borrowers continue to become borrowers on the Company’s platform. Such payments have a shorter period of time during which they could be recovered under the contractual arrangement; and

(6)	The cumulative revenue may not exceed the total incentive payments on an investor-by-investor basis because of the random matching process. If certain investors end up lending to mostly only new borrowers, it is possible that the revenue generated and the amount of incentives paid may vary significantly from one investor to another.

Based on the above, while the Company expects to be able to recover the incentive payments from fees generated by repeat borrowings, the Company concluded that there are significant uncertainties associated with the recovery of these excess payments (incentive payments in excess of cumulative revenue) and there is not sufficient probable future revenue as of March 31, 2015 and June 30, 2015 to support capitalization of such excess payments as an asset. Therefore, in accordance with ASC 605-50-45-9, the incentive payments recognized as a reduction of revenue in the income statement during these two periods would result in negative revenue, and the amount of the cumulative shortfall may be re-characterized as an expense as neither condition (a) nor (b) of that paragraph is met.

As noted in ASC 605-50-45-11, each financial reporting period shall stand on its own, and amounts classified as an expense in one period shall not be reclassified back against revenue in a subsequent period. The Company advises the Staff that while there was cumulative negative revenue in the March 31, 2015 and June 30, 2015 interim periods, revenue has exceeded incentive payments for each customer in all subsequent periods. However, in accordance with the paragraph noted above, no amounts recognized as an expense in the first two interim periods of 2015 would be reclassified to revenue in a subsequent period.

The Company views the incentive payments as a cost to encourage its investors to participate in the new consumption loan program and be willing to accept new borrowers with no repayment history with the Company without an increase in interest rates and fees. The customer acquisition incentive is a marketing tool to attract more consumption loan investors (customers) and in turn build up the Company’s platform’s borrower database, which helps the Company to generate more fees. Hence, the Company believes that it is appropriate to classify the excess incentive payments as “Sales and marketing expenses” in its income statement.

The Company is proposing to revise its financial statements for 2015 and the related disclosures on pages 85, 91, F-15, F-18, F-19 and F-20 accordingly.

(x) Segment reporting, page F-17

5.	We note your response to comment 14 that all financial information regularly reviewed by the CEO, including revenue and gross billings, is prepared on a consolidated basis. However, in your May 6, 2016 response to comment 28 you state that the only financial data assessed by loan type was revenue and gross billings. Please reconcile these statements for us.

RESPONSE: The Company respectfully confirms that it prepares consolidated financial information and operating data on a regular basis for its CEO’s review. Revenue is the only financial data available by loan type and the CEO does not review profitability measures by loan type as the Company does not attribute or allocate any of its costs by loan type. The Company referred to the guidance in ASC 280-10-50-1 and considered that lifestyle loans, consumption loans and the micro-lending subsidiary do not meet the characteristics of operating segments because no operating results or other measure of profit or loss at the lifestyle loans, consumption loans or micro-lending level are prepared for regular review by the CEO to make decisions and assess performance. Therefore, the Company has concluded it has one operating segment representing its consolidated operations.

The CEO does review revenue and gross billings financial data by loan type. No separate financial performance metrics are prepared or available by the different types of loans. After considering the Staff’s comments, the Company has determined that the types of loans it facilitates are not sufficiently similar to provide aggregated loan data. Accordingly, the Company has revised its disclosures to disclose revenues by loan type on page F-14. The Company respectfully advises the Staff that gross billing financial information by loan type is also disclosed on page F-15.

6.	We also note from your response that in making internal resources allocation the CEO does consider operating data including loan volume and lending capital available. In your May 6, 2016 response you also state that this operating data is provided by loan type. Please explain in greater detail how you determined that the use of this operating data as part of the CEO’s allocation of resources did not meet ASC 280-10-50-1b. In addition, clarify for us which of the three characteristics of an operating segment in ASC 280-10-50-1 are relying upon to determine that you only have one operating segment instead of multiple segments for lifestyle loans, consumption loans and your micro-lending subsidiary.

RESPONSE:

The Company respectfully advises the Staff that the Company has concluded it has a single operating segment consistent with the determination summarized in response to the Staff’s comment #5 above. Further, the Company’s CEO does not allocate the Company’s internal resources between lifestyle loans and consumption loans, but rather by functional needs (e.g., information technology, marketing, loan collection, etc.).

*  *  *  *

Should you have any questions about the responses contained herein, please contact me at (650) 8383753 (office) or (650) 3913709 (cell) or by email at alan.seem@shearman.com.

Sincerely yours,

/s/ Alan Seem

Alan Seem

CC:	Dr. Zane Wang, Chairman and Chief Executive Officer, China Rapid Finance Limited

Kerry Shen, Chief Financial Officer, China Rapid Finance Limited